ICTV Brands, Inc. (a publicly traded company in the US –Ticker ICTV and Canada – Ticker ITV)

Corporate Headquarters: 489 Devon Park Drive Suite 315 Wayne, PA 19087 Phone: 484-598-2313 Fax: 484-598-2301

January 19, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attn:

Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:

ICTV Brands Inc.

Registration Statement on Form S-1

Filed December 17, 2015

File No. 333-208595

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 AM on January 21, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

	*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	*	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely, /s/ Ryan LeBon Ryan LeBon, Chief Financial Officer